WORLD WASTE TECHNOLOGIES, INC.
                   13520 Evening Creek Drive North, Suite 130
                           San Diego, California 92128

                                December 19, 2005

VIA EDGAR AND FASCIMILE

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Tamara Brightwell

Re:   World Waste Technologies, Inc.
      Request to Withdraw Registration Statement on SB-2
      (File No. 333-127201)

Ladies and Gentlemen:

      In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), World Waste Technologies, Inc. (the "Registrant") hereby respectfully withdraws the above-referenced registration statement on SB-2 (the "Registration Statement"), with such withdrawal to be effective as of the date hereof, on grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

      The Registrant confirms that no shares of its common stock have been or will be issued or sold pursuant to the Registration Statement. The Registrant further requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

      Please provide a copy of the order granting the withdrawal of the Registration Statement to Lawrence Schnapp, counsel to the Registrant, by facsimile at (310) 201-4746. If you have any questions with respect to this letter, please call Mr. Schnapp on (310) 789-1255.

                                              Sincerely,

                                              WORLD WASTE TECHNOLOGIES, INC.


                                              By: /s/ JOHN PIMENTEL
                                                  --------------------------
                                                  Name:  John Pimentel
                                                  Title: Chief Executive Officer

cc: Lawrence P. Schnapp